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                             February 13, 2023

       Diamantis Andriotis
       Chief Executive Officer
       C3is Inc.
       331 Kifissias Avenue
       Erithrea 14561
       Athens, Greece

                                                        Re: C3is Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted on
January 25, 2023
                                                            CIK No. 0001951067

       Dear Diamantis Andriotis:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment to Draft Registration Statement on Form F-1

       Risk Factors
       Charters at attractive rates may not be available when the charters for our vessels expire, which would have an adverse impact, page 36

   1. Please disclose all material terms of your time charter agreements, including any provisions regarding
termination of the agreements. In addition, please file the time charter agreements as
exhibits to your registration statement, or tell us why you believe that you are not
required to file such agreements. Refer to Item 601(b)(10) of Regulation
                                                        S-K.
 Diamantis Andriotis
C3is Inc.
February 13, 2023
Page 2
You may experience future dilution as a result of future equity offerings and other issuances, page 51

2. We note your disclosure regarding the risk of future dilution as a result of future equity offerings and other issuances of your common shares, preferred shares or other securities.
       Please include risk factor disclosure regarding the risk of dilution in connection with the potential conversion of the Series A Convertible Preferred Shares, if material.
      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S.
Levenberg, Special Counsel, at (202) 551-3707 or Laura Nicholson, Special Counsel, at (202)
551-3584 with any other questions.



                                                             Sincerely,
FirstName LastNameDiamantis Andriotis
                                                             Division of
Corporation Finance
Comapany NameC3is Inc.
                                                             Office of Energy &
Transportation
February 13, 2023 Page 2
cc:       Finn Murphy, Esq., of Goodwin Procter LLP
FirstName LastName